

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3010

November 20, 2009

Douglas W. Vicari
Chief Financial Officer
Chesapeake Lodging Trust
710 Route 46 East
Suite 206
Fairfield, NJ 07004

>   **Re: Chesapeake Lodging Trust**
>   **Amendment No. 1 Registration Statement on Form S-11**
>   **Filed November 6, 2009**
>   **File No. 333-162184**

Dear Mr. Vicari:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to our prior comment 1. Your disclosure on page 1 refers to your senior executive officers "founding Highland Hospitality Corporation." Because of the overlap in the "founders" of Highland and your founders, we consider Highland to be a "program" for which you must provide the disclosure required by Item 8 and Appendix II of Guide 5.

2. We also note your proposed supplement with additional information relating to Highland's historical financial results. Please note that the prior performance

disclosure you provide for Highland should conform as closely as possible to the requirements in Item 8 and Appendix II of Guide 5. Where you have provided alternative disclosure, please provide us an explanation.

3. Please note that your response to our prior comment 6 is under review by the Division of Investment Management.

4. We note that you have identified and are evaluating several potential acquisition opportunities involving upper upscale hotels. Please provide more specific details regarding such potential acquisitions, including the disclosure required by Item 504 of Regulation S-K.

Our business, page 42

5. We note your response to our prior comment #23 and your amended disclosure. As you state in the risk factor entitled "We may not succeed in managing our growth …," please state that your senior executive officers are your only current employees.

Our team, page 42

6. We note your response to our prior comment #24 and your amended disclosure. Please describe in additional detail your methodology for calculating the total return of 127%. Additionally, please balance your discussion of Highland with any adverse business developments or conditions.

Relationship with Hyatt, page 43

7. Please tell us how the sourcing agreement with Hyatt will be accounted for including what value has been assigned and your method for determining such value.

Certain relationships and related transactions, page 80

Restricted common shares and other equity based awards, page 80

8. You disclose that the restrictions on the performance-based restricted shares will lapse upon your achievement of specified performance metrics. Please additionally describe such performance metrics.

Balance Sheet, page F-3

9. We have reviewed your response to prior comment 33. In future filings, including any further amendments to this Form S-11, please revise your disclosure to include this information.

Item 36. Financial Statements and Exhibits, page II-3

10. We note your response to our prior comment #36. As noted in the prospectus, you have entered into a sourcing relationship with Hyatt under which you will offer Hyatt the exclusive right of first offer to manage or franchise each hotel you acquire and plan to re-brand. Also, concurrently with the offering, you expect to sell Hyatt up to 4.9% of the common shares to be outstanding after the offering. Additionally, you have already negotiated a form of franchise agreement and a form of management agreement with Hyatt that you may use, subject to the completion of definitive agreements. Given these facts, it appears that Item 601(b)(10) of Regulation S-K requires you to file the currently negotiated "forms of" agreements with Hyatt as such agreements are material to you and are to be performed in whole or in part at or after the filing of the registration statement. Please file such forms of agreements. Finally, please disclose the material features of the franchise agreement and management agreement in your prospectus.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact William Demarest at (202) 551-3432 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Rochelle K. Plesset in the Division of Investment Management at (202) 551-6840 if you have questions regarding comments related to the Investment Company Act of 1940. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: James E. Showen, Esq.
        Kevin L. Vold, Esq.